Sun Life announces Chair succession

Scott Powers to succeed Bill Anderson as Chair of the Board of Directors following Sun Life's Annual Meeting in May 2022

TORONTO, ON (December 9, 2021) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that Bill Anderson will retire as Chair and from the Board of Directors following the Company's Annual Meeting on May 11, 2022. He will be succeeded as Chair by Scott Powers following his re-election as a Director at that meeting. Mr. Powers has been a Sun Life Director since 2015 and currently chairs the Governance, Investment & Conduct Review Committee and is a member of the Audit Committee.

"Heartfelt congratulations to Scott on his new role as Sun Life Chair. Scott is a highly respected Board member who brings strong leadership, extensive experience in financial services and a strategic, disciplined approach to governance. He is the ideal candidate to lead the Board during a time of significant change and opportunity in the asset management and insurance industries," said Mr. Anderson.

"It's been a tremendous privilege to serve as the Chair and Board Member of Sun Life for the last 12 years. I'm extremely grateful to my fellow Directors, the Executive Team and all Sun Life advisors and employees for their partnership, dedication and support."

"I'm honoured to be selected as Sun Life's next Chair of the Board. I look forward to working with my Board colleagues, Kevin Strain and the Executive Team to advance Sun Life's proven strategy of putting Clients at the centre to help them achieve lifetime financial security and live healthier lives," said Mr. Powers. "On behalf of the Board, I would like to extend our sincere thanks to Bill for his strong leadership and many contributions that advanced and evolved Sun Life's strategy and capabilities to better serve our Clients, while delivering industry leading returns to our shareholders during a period of unprecedented challenge."

Mr. Powers has more than 30 years of experience leading and advising firms in the investment management industry. He previously was the President and Chief Executive Officer of State Street Global Advisors and Old Mutual Asset Management, the U.S.-based global asset management business of Old Mutual plc. He has also held senior executive positions at Mellon Institutional Asset Management and The Boston Company Asset Management, LLC. Mr. Powers also sits on the boards of ADP and Pulte Group.

Mr. Powers is a graduate of Harvard University and holds an Artium Baccalaureus (AB) in Economics.

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About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of

September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:
Rajani Kamath
Associate Vice-President, Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com